UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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07006679

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67221

PROCESSING SECTION MAR 3 0 2007 WASH, D.C. 209

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
EMERALD INVESTMENTS, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1270 Avenue of the Americas, Suite 2703
(No. and Street)

New York (City) **NY** (State) **10020** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Plunkett 212/554-2700
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hagan & Burns CPA's PC
(Name - if individual, state last, first, middle name)

120 Broadway; Suite 940 (Address) **New York** (City) **NY** (State) **10271** (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 17 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, John Plunkett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Emerald Investments, Inc. as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title


PATRICIA A. NELSON
Notary Public, State of New York
No. 24-4798557
Qualified in Kings County
Commission Expires Sept. 30, 2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

HAGAN & BURNS
CPA'S, P.C.

120 Broadway
Suite 940
New York, NY 10271

TEL (212) 425-7790
FAX (212) 425-1165
E-mail: lhb@lhbassociates.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Emerald Investments, Inc.

We have audited the accompanying statement of financial condition of Emerald Investments, Inc. (the "Company"), a development stage company, as of December 31, 2006, and the related statements of operations, cash flows and changes in stockholders' equity for the year then ended, which have been prepared on the basis of accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Emerald Investments, Inc., as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Hagan & Burns CPA's PC

Hagan & Burns CPA's P.C.

New York, New York
March 26, 2007

EMERALD INVESTMENTS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

Assets	
Accounts Receivable	$ 90,000
Due from clearing broker	3,881
Deposit with clearing broker	50,347
Property and equipment - net of accumulated depreciation of $154	1,079
Other assets	9,747
Total Assets	$ 155,054
Liabilities And Stockholders' Equity (Deficiency)	
Liabilities	
Accrued expenses and other liabilities	$ 197,028
Total Liabilities	197,028
Stockholders' Equity (Deficiency)	
Additional paid in capital	183,500
Retained earnings (Deficit)	(225,474)
Total Stockholders' Equity (Deficiency)	(41,974)
Total Liabilities And Stockholders' Equity (Deficiency)	$ 155,054

The accompanying notes are an integral part of these financial statements.

EMERALD INVESTMENTS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

Revenue	
Commissions	$ 177,262
Fee income	142,767
Interest	347
Total Revenue	320,376
Expenses	
Employee compensation and related expenses	220,296
Occupancy	117,487
Professional fees	44,415
Depreciation and amortization	154
Other expenses	163,098
Total Expenses	545,450
Loss Before Provision For Income Taxes	(225,074)
Provision For Income Taxes	400
Net Loss	$ (225,474)

The accompanying notes are an integral part of these financial statements.

HAGAN & BURNS

EMERALD INVESTMENTS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2006

	Paid-in Capital	Retained Earnings (Deficit)	Total
Stockholders' Equity			
Beginning of year	$ 0	$ 0	$ 0
Contributions	183,500	0	183,500
Net Loss	0	(225,474)	(225,474)
Stockholders' Equity (Deficiency)			
End of year	$183,500	$(225,474)	$ (41,974)

The accompanying notes are an integral part of these financial statements.

EMERALD INVESTMENTS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

Cash Flows From Operating Activities	
Net loss	$ (225,474)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	154
(Increase) in accounts receivable	(90,000)
(Increase in due from clearing broker	(3,881)
(Increase) in clearing broker deposit	(50,347)
(Increase) in prepaid	(9,747)
Increase in accrued expenses	191,339
Net Cash (Used) by Operating Activities	(187,956)
Cash Flows From Investing Activities	
(Purchase) of property and equipment	(1,233)
Net Cash (Used) by Investing Activities	(1,233)
Cash Flows From Financing Activities	
Stockholders' contributions	183,500
Net Cash Provided by Financing Activities	183,500
Net (Decrease) In Cash and Cash Equivalents	(5,689)
Cash And Cash Equivalents, Beginning of Year	0
Cash And Cash Equivalents, End of Year	$ (5,689)

Supplemental Disclosures:

Income taxes paid during 2006	$ 0
Interest paid during 2006	$ 0

The accompanying notes are an integral part of these financial statements.

NOTE 1--Business And Summary Of Significant Accounting Policies

Emerald Investments, Inc. (the "Company") was incorporated under the laws of the state of New York on December 22, 2005. The Company is engaged primarily in brokerage, investment advisory services, investment banking, and hence is registered under the rules of the Securities and Exchange Act of 1934. The Company became a member of the NASD on July 1, 2006.

The Company clears transactions on a fully disclosed basis and does not carry customer accounts and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k (2)(ii).

The following is a summary of significant accounting policies followed by the Company:

Accounting Method

Assets, liabilities, income and expenses are recorded on the accrual basis of accounting.

Revenue Recognition

Securities transactions and related revenues are recorded in the financial statements on a settlement-date basis; however, all transactions are reviewed and adjusted on a trade-date basis for significant amounts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are recorded at cost and depreciation is provided using a straight line method of accounting.

NOTE 2--Due From Clearing Broker

The Company's clearing operations are provided by one broker. At December 31, 2006 the amount receivable from clearing broker reflected in the Statement of Financial Condition is due from this clearing broker in connection with such services. The clearing broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete those security transactions.

NOTE 3--Property & Equipment

Property & equipment at December 31, 2006 are comprised of the following:

Computer equipment	$ 1,233
Less: accumulated depreciation and amortization	(154)
	$ 1,079

NOTE 4—Related Party Transactions

Prior to the Company's acceptance into membership of the NASD in July of 2006, an affiliated entity had been formed which had entered into various lease agreements. As of July 1st, the Company has an informal arrangement with this affiliated entity to assume these leases under the same terms that the affiliate entity had with the lessors.

NOTE 5--Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2006, the Company had a negative net capital of $(146,681), which was $171,310 below the amount required. The Company's ratio of aggregate indebtedness to net capital was not applicable at December 31, 2006.

NOTE 6--Income Taxes

The provision for income taxes consists of the following:

Federal	$ 0
New York State	100
New York City	300
Total	$ 400

The New York State and New York City provision for taxes is based upon a minimum requirement by these taxing authorities.

NOTE 7--Off Balance Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. All of the customers' money balance and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company and must maintain, at all times, net capital of not less than $5,000. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance –sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Supplementary Information

EMERALD INVESTMENTS, INC.
(A DEVELOPMENT STAGE COMPANY)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

Net Capital	
Total stockholders' (deficit)	$ (41,974)
Deductions and/or charges	
Non-allowable assets	(104,707)
Net capital before haircuts on securities positions	(146,681)
Haircuts on securities positions	-0-
Net Capital	$ (146,681)
Aggregate Indebtedness	
Items included in the statement of financial condition	
Accounts payable and accrued liabilities	$ 197,028
Computation Of Basic Net Capital Requirement	
Minimum net capital required	$ 24,629
Ratio: Aggregate indebtedness to net capital	N/A

Reconciliation:

Net capital per Focus IIA filed at December 31, 2006	$ 31,298
Increase in accrued expense and other liabilities	(89,186)
Reclassification of non-allowable asset	(90,000)
Miscellaneous items	1,207
Audited Net Capital Computation at December 31, 2006	$ (146,681)

HAGAN & BURNS
CPA'S, P.C.

120 Broadway
Suite 940
New York, NY 10271

TEL (212) 425-7790
FAX (212) 425-1165
E-mail: lhb@lhbassociates.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Emerald Investments, Inc.

In planning and performing our audit of the financial statements of Emerald Investments, Inc. for the year ended December 31, 2006 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission") we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve Systems, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we did identify a deficiency in internal control that we determined to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2006, and this report does not affect our report thereon dated March 26, 2007.

The Company was out of net capital compliance under SEC Rule 15c3-1 from December 31, 2006 to March 20, 2007. This happened because the Company failed to accrue various liabilities and incorrectly recognized an accounts receivable as an allowable asset. The Company's net capital deficiency was resolved on March 20, 2007 with the receipt of $460,000 of income.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except as noted in the previous two paragraphs, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Hagan & Burns CPA's PC

Hagan & Burns CPA's, P.C.

New York, New York
March 26, 2007

END